

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mr. Adam Gutstein
President & CEO
Diamond Management & Technology Consultants, Inc.
875 North Michigan Ave
Suite 3000
Chicago, IL 60611

> **Re: Diamond Management & Technology Consultants, Inc.**
> **Preliminary Proxy Statement**
> **Filed September 15, 2010**
> **File No. 000-22125**

Dear Mr. Gutstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>The Merger, page 23</u>

1.   Please disclose how PwC plans to finance the acquisition. If financing is not assured, please revise your proxy to include the information required by Item 14(c)(1) of Schedule 14A or tell us why this information is not material. Refer to Instruction 2 to Item 14. We note from your disclosure throughout the proxy statement that the merger is not contingent upon PwC obtaining financing.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Brian Schafer
        Via facsimile
        312-558-5700